June 25, 2008

Dear Shareholder,

Please be advised that the Annual Meeting of the Diapulse Corporation of America will be held on Thursday, August 28, 2008 at 10:00 A.M. at the corporate offices, 475 Northern Boulevard, Great Neck, NY 11021; (516) 466-3030.

Enclosed are the Proxy Notice and Proxy. Kindly complete and return it in the envelope provided so that it reaches us on or before August 18, 2008.

Note that our Form 10K, the Annual Financial Report, is available online in its entirety, and may be obtained through any service or broker. Our symbol is: DIAC. If you do not have computer access and prefer a hard copy, please write us with your request.

Kindest regards,

Sincerely,

David M. Ross
President